ASSET PURCHASE AGREEMENT

BY AND AMONG

ICONIX BRAND GROUP, INC.

AND

SHARPER IMAGE ACQUISITION LLC

Dated October 26, 2011

TABLE OF CONTENTS

                                                                                                                                Page

ARTICLE I	DEFINITIONS	1
1.1	Definitions	1
ARTICLE II	PURCHASE AND SALE	6
2.1	Purchased Assets.	6
2.2	Assumed Liabilities; Retained Liabilities.	7
2.3	Delivery of Certain Assets	8
2.4	Purchase Price	8
2.5	Allocation of Purchase Price	8
ARTICLE III	REPRESENTATIONS AND WARRANTIES OF SELLER	9
3.1	Organization and Qualification	9
3.2	Authorization	9
3.3	No Violation	9
3.4	Consents and Approvals	10
3.5	Financial Statements.	10
3.6	Absence of Certain Changes	10
3.7	Employee Benefit Plans	11
3.8	Contracts.	11
3.9	Relationships with Licensees and Customers.	12
3.10	Real Property	13
3.11	Title; Sufficiency of Assets.	13
3.12	Intangibles.	13
3.13	Taxes.	14
3.14	Litigation	14
3.15	Licenses	14
3.16	Compliance with Laws	14
3.17	Insolvency Proceedings	14
3.18	Brokers’ Fees and Commissions	14
3.19	No Other Representations and Warranties	14
ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF BUYER	15
4.1	Organization and Qualification	15
4.2	Authorization	15
4.3	No Violation	15
4.4	Litigation	15
4.5	Consents and Approvals	16
4.6	Brokers’ Fees and Commissions	16
4.7	Acknowledgement	16
ARTICLE V	COVENANTS	16
5.1	Cooperation and Filings.	16
5.2	Pre-Closing Tax Returns	16
5.3	Assistance with Financial Statements	16
5.4	Employee Matters	17
5.5	Confidentiality	17

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5.6	Public Announcements	17
5.7	Payments from Third Parties After Closing	17
ARTICLE VI	CLOSING AND CLOSING DELIVERIES	17
6.1	Closing	17
ARTICLE VII	INDEMNIFICATION	18
7.1	Indemnity.	18
7.2	Indemnification Procedures; Third Party Claims.	19
7.3	Limitation on Indemnification	20
7.4	Assistance	21
7.5	Escrow.	21
7.6	Survival of Representations, Warranties and Covenants.	22
7.7	Exclusive Remedy	22
ARTICLE VIII	MISCELLANEOUS PROVISIONS	22
8.1	Amendment and Modification	22
8.2	Waiver of Compliance; Consents	22
8.3	Validity	22
8.4	Expenses and Obligations.	22
8.5	Further Assurances.	23
8.6	Parties in Interest	23
8.7	Notices	23
8.8	Counterparts	24
8.9	Headings	25
8.10	Entire Agreement	25
8.11	Assignment	25
8.12	Construction	25
8.13	Disclosure Letter	25
8.14	Governing Law	26
8.15	Jurisdiction and Venue	26
8.16	Interpretation	26
8.17	Lease	26

ii

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of October 26, 2011 by and between Iconix Brand Group, Inc., a Delaware corporation (“Buyer”), and Sharper Image Acquisition LLC, a Delaware limited liability company (“Seller”).

RECITALS:

WHEREAS, Seller is engaged, among other things, in the business of exploiting, promoting, advertising and licensing of the brand name Sharper Image® and related and associated Intellectual Property Rights (as defined below) (the “Business”);

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, in accordance with the provisions of this Agreement, certain assets of Seller related to the Business;

WHEREAS, the board of representatives of Seller (the “Seller Board”) has approved the sale of such assets by Seller pursuant to this Agreement; and

WHEREAS, the board of directors of Buyer has approved the acquisition of such assets by Buyer pursuant to this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.1           Definitions.  Capitalized terms used and not otherwise defined herein shall have the following meanings:

(a)           “Affiliate” means, with respect to any Person, another Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.

(b)           “Assumed Liabilities” means all Liabilities arising out of or relating to the Purchased Assets after the Closing, other than any Liability to the extent it results, directly or indirectly, from any act, omission, occurrence, or state of facts existing prior to the Closing.

(c)           “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York, U.S., and, in respect of payment to be made, notice to be served or other action to be taken in a jurisdiction other than in the State of New York, U.S., a day on which banks in such jurisdiction, are closed by Law or action of any Governmental Authority.

(d)           “Contract” means any written or oral contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sales contract, mortgage, license, franchise, insurance policy, commitment or other binding arrangement.

(e)           “Contract Right” means any right, power or remedy under any Contract, including rights to receive property or services or otherwise to derive benefits from the payment, satisfaction or performance of another party’s obligations.

(f)           “Copyrights” means any and all rights existing under the copyright Laws of the United States in works owned or used by Seller in connection with the Business as well as any and all rights under the copyright Laws of countries foreign to the United States in such works.

(g)           “Customer” means a customer of Seller or a customer of those licensees who are a party to any Assigned Contract.

(h)           “Customer Lists” means the complete lists of all of the current and, to the extent available, past Customers and with information sufficient to permit the use of such lists for the Business in the ordinary course of business, including personal information, such as name, address, telephone number, email address, website and any other database information.

(i)           “Disclosure Letter” means the disclosure letter delivered by Seller to Buyer on the date hereof.

(j)           “Documents” means any document, agreement, instrument, certificate, notice, consent, approval, affidavit, correspondence (by letter, electronic mail, telex or otherwise), written statement, schedule or exhibit whatsoever.

(k)           “Employee Benefit Plan” means any “employee benefit plan” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(l)           “Encumbrance” means any lien, security interest, pledge, mortgage, easement, leasehold, assessment, covenant, restriction, or any other encumbrance, claim, burden or charge of any kind or nature whatsoever; provided, however, that, for purposes of this Agreement, the term “Encumbrance” shall exclude (i) any statutory liens for Taxes that are not yet due and payable, (ii) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen to secure claims for non-employee labor, materials or supplies that are not past due or in default in any material respect, and (iii) with respect to any Intangibles, licenses of Intellectual Property Rights to third parties pursuant to the Assigned Contracts.

(m)           “Escrow Account” means the escrow account established pursuant to the Escrow Agreement.

(n)           “Escrow Agent” means Wells Fargo Bank, National Association.

(o)           “Escrow Agreement” means the escrow agreement, dated as of the date hereof, by and among Buyer, Seller and the Escrow Agent.

(p)           “Escrow Amount” means $2,000,000.

(q)           “Escrow Cash” means all cash and cash equivalent assets held in the Escrow Account from time to time.

(r)           “Excluded Assets” means all assets, properties, interests, or other rights of Seller other than the Purchased Assets, including the following: (i) Tax refunds attributable to the operations of the Business, if any, for periods before or ending upon the Closing Date, and prepaid Taxes; (ii) the rights of Seller applicable to or associated with the Liabilities of the Business which are not Assumed Liabilities; (iii) all Contracts to which Seller is a Party other than the Assigned Contracts; (iv) any prepaid amounts and advances which have been received by Seller as of the date hereof, all of which are set forth on Section 1.1(r) of the Disclosure Letter; (v) all books and records owned by Seller; (vi) other than with respect to any Assigned Contract, claims, rights, causes of action, and other legal rights and remedies with respect to any Proceeding commenced by Seller prior to the Closing Date; (vii) cash and cash equivalents; and (viii) those other assets or interests identified in Section 2.1(b) of the Disclosure Letter.

(s)           “GAAP” means United States generally accepted accounting principles.

(t)           “Governmental Authority” means any nation or government, any state or other political subdivision thereof, any agency, district, board, bureau, commission, court, department, official, tribunal, arbitrator, taxing authority or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

(u)           “Intangible” means, throughout the world, all of Seller’s right, title and interest in and to: (i) the Marks, Patents and Copyrights and any applications or registrations therefor; (ii) to the extent that they exist and are used in connection with the Business, if any, (A) all trade secrets related to the Purchased Assets bearing the Marks or using the Patents or Copyrights; (B) promotional material and know-how; (C) Web sites, including the content contained therein; (D) domain names and domain name registrations; (E) software and databases; (F) all designs and patterns and artwork; and (G) inventions and formulas that may be patentable; (iii) all goodwill with respect to the foregoing clauses (i) and (ii), whether arising under statutory or common law in any jurisdiction or otherwise; and (iv) any and all Intellectual Property Rights in and to the foregoing clauses (i) through (iii).

(v)           “Intellectual Property Rights” means any and all worldwide proprietary rights arising under statutory or common law, contract, or otherwise, including all (a) rights associated with patents, reissues, divisions, divisionals, continuations, continuations-in-part, substitutes, renewals, and reexamined patents, and extensions of the foregoing (as and to the extent applicable) and patent applications, whenever filed and wherever issued, and all priority rights resulting from such applications; (b) rights associated with works of authorship including copyrights, moral rights, design rights, copyright applications, copyright registrations, and rights to prepare derivative works; (c) rights relating to the protection of trade secrets and confidential information; (d) rights in and to trademarks, service marks, trade names, logos, and symbols; and (e) the right to sue for past infringement of any of the foregoing.

(w)           “Knowledge of Seller” or words of similar import means the actual knowledge of any of the Seller Knowledge Parties after reasonable inquiry of those persons at Seller who would be responsible for the matter being represented or warranted.

(x)           “Law” means any law, statute, ordinance, code, regulation, rule, Order or other requirement of any Governmental Authority.

(y)           “Lease Payment” means $53,291.52, which is equal to the total payment obligations of the Seller under the Lease from November 1, 2011 through February 29, 2012.

(z)           “Liability” means any direct or indirect liability, indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, either accrued, absolute, contingent or otherwise.

(aa)           “Licenses” means all licenses, franchises, permits, consents, registrations, approvals, authentications, certificates or similar requirements of or with or issued, granted, or as made available by any Governmental Authority pursuant to applicable Law.

(bb)           “Marks” means all of the following owned or used by Seller in connection with the Business: names, corporate names, domain names, fictitious names, trademarks, trademark applications, trademark registrations, service marks, service mark applications, service mark registrations, trade names, brand names, product names, logos, trade dress, symbols, or slogans.

(cc)           “Material Adverse Effect” means any change, effect, event, circumstance, occurrence or state of facts that, individually or in the aggregate, has had, or is reasonably likely to have, a material adverse effect on the business, operations, liabilities, properties, assets, or financial condition of the Business, the Purchased Assets and the Assumed Liabilities, taken as a whole; provided, that the term “Material Adverse Effect” shall not include any such change, effect, event, circumstance, occurrence or state of facts relating to or arising from (i) any foreign or domestic economic, financial, social or political conditions (including changes therein), (ii) changes in any financial, debt, credit, capital or banking markets or conditions (including any disruption thereof), (iii) changes in interest, currency or exchange rates or the price of any commodity, security or market index, (iv) changes or proposed changes in Law, GAAP or other accounting principles or requirements, or standards, interpretations or enforcement thereof, (v) changes in Seller’s industry in general or seasonal fluctuations in the business of Seller, (vi) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war, (vii) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity, (viii) the execution, announcement, performance or existence of this Agreement, the provision to Buyer, its Affiliates or Representatives of copies of, or access to, any confidential information relating to the Business, the Purchased Assets or the Assumed Liabilities in violation of confidentiality protections afforded under any Contract between Seller and a third party, the taking or not taking of any action to the extent required by this Agreement or the pendency or contemplated consummation of the transactions contemplated by this Agreement (including any actual or potential loss or impairment after the date hereof of any actual or potential employee or licensee due to any of the foregoing in this clause (viii)), (ix) the identity of Buyer or any of its Affiliates, (x) any actions taken or not taken at the request of Buyer or otherwise required to comply with this Agreement, or (xi) any matters set forth in the Disclosure Letter (including any matters set forth in Section 1.1(cc) of the Disclosure Letter); provided that in the case of clauses (i)-(vii), other than to the extent such matters materially and disproportionately affect such Person as compared to similarly situated Persons.

(dd)           “Orders” means any orders, decisions, judgments, writs, injunctions, decrees, awards or other determinations of any Governmental Authority.

(ee)           “Patents” shall mean the patents and applications for patents owned or used by Seller in connection with the Business, and any and all continuing applications claiming priority from such applications, together with any and all patents which may issue on such applications at any time on or after the Closing Date, and any and all reissues of any of the foregoing.

(ff)           “Person” means an individual, sole proprietorship, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization, cooperative, trust, estate, Governmental Authority (including any branch, subdivision or agency thereof), administrative or regulatory authority, or, as applicable, any other entity.

(gg)           “Proceeding” means any action, arbitration, audit, claim, equitable action, hearing, investigation, litigation, trademark opposition, cancellation action, administrative hearing or any other judicial or administrative proceeding of any kind or nature whatsoever, or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority, or any formal demand which might lead to any of the foregoing.

(hh)           “Purchase Price” means Sixty-Five Million Six Hundred Thousand Dollars ($65,600,000) plus the Lease Payment.

(ii)           “Real Property” means any real estate, land, building, structure, improvement or other real property of any kind or nature whatsoever owned, leased or occupied by any Person, and all appurtenant and ancillary rights thereto, including easements, covenants, water rights, sewer rights and utility rights.

(jj)           “Representatives” means, with respect to any Person, the officers, directors, employees, consultants, financial or other advisors, accountants, agents, investment bankers, attorneys and other agents or representatives of such Person.

(kk)           “Seller Knowledge Parties” means Federico de Bellegarde, David Maslaton, Joey Gabbay, and Ralph Gindi.

(ll)           “Subsidiary” means any person of which at least a majority of the outstanding shares or other equity interests having ordinary voting power for the election of directors or comparable managers of such person are owned, directly or indirectly, by another person.

(mm)           “Tax” or “Taxes” means (a) all taxes and governmental impositions of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority or other governmental authority, including those on or measured by or referred to as income, franchise, profits, gross receipts, capital, ad valorem, custom duties, alternative or add-on minimum taxes, estimated, environmental, disability, registration, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, (b) any foreign, federal, state or local organization fee, qualification fee, annual report fee, filing fee, occupation fee, assessment, sewer rent or other fee or charges of any nature, or (c) any deficiency, interest or penalty imposed with respect to any of the foregoing.

(nn)           “Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information (including any amendments thereto) that is, has been or may in the future be filed with or submitted to, or required to be filed with or submitted to, any governmental authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

(oo)           “Transaction Documents” means, collectively, this Agreement, the Master United States Trademark Assignment Agreement, the Master Worldwide Trademark Assignment Agreement, the Master Patent Assignment Agreement, the Domain Name Assignment, the Assignment and Assumption Agreement, the Bill of Sale and the Escrow Agreement.

(pp)           “Transfer Taxes” means any transfer, documentary, sales, use, stamp, registration or other similar Taxes and fees.

ARTICLE II
PURCHASE AND SALE

2.1           Purchased Assets.

(a)           On the terms and subject to the conditions of this Agreement, at the Closing, Seller shall sell, assign, transfer and convey to Buyer, and Buyer shall purchase from Seller, all of Seller’s right, title and interest in and to the following assets of Seller (collectively, the “Purchased Assets”):

(i)           all Intangibles owned by Seller as of the Closing relating to or used in connection with the Business (other than the Excluded Assets) and all Intellectual Property Rights associated therewith, all goodwill, licenses and sublicenses granted or obtained with respect thereto, and rights thereunder, remedies against infringements thereof, and rights to protection of interests therein under the Laws of all jurisdictions;

(ii)           all of Seller’s rights, obligations, powers and privileges in and to the Contracts set forth in Section 2.1(a)(ii) of the Disclosure Letter (the “Assigned Contracts”) and all Contract Rights thereunder;

(iii)           all Customer Lists in Seller’s possession or control and copies or originals of all drawings and diagrams (in whatever format they exist, whether in hard copy or electronic format) used in connection with the Business;

(iv)           all historical samples, sample books, prototypes, store designs and signage, current and historical marketing and promotional materials, archive files and other similar items in Seller’s possession or control and used in or related to the Business that are not Excluded Assets;

(v)           all life size models, statues and other display items owned by Seller and in Seller’s showroom located at the premises subject to the Lease (other than any fixtures or furniture located at such premises), provided that Seller shall cause all life size models, statues and other display items not owned by Seller and in Seller’s showroom located at the premises subject to the Lease to remain in the showroom for so long as Buyer or its Affiliates use such premises;

(vi)           all of Seller’s claims, causes of action and other legal rights and remedies (other than claims, causes of action and other legal rights and remedies (I) against Buyer with respect to the transactions contemplated herein or (II) that constitute Excluded Assets), whether or not known as of the Closing, relating to Seller’s ownership of the Purchased Assets, including any and all historical audit claims with respect to licensees who are a party to any Assigned Contract;

(vii)           to the extent transferable, all Licenses held by Seller which are required for the operation of the Business or the use and operation of the Purchased Assets; and

(viii)           all other tangible and intangible property owned by Seller and used in the Business, and all goodwill associated with the Business (other than property and goodwill associated with the Excluded Assets).

(b)           Notwithstanding anything to the contrary contained in this Agreement, (i) Seller is not selling, assigning, transferring, or conveying to Buyer any right or interest in any of the Excluded Assets pursuant to this Agreement and (ii) in no event shall Buyer be entitled to (A) recover from Seller any guaranteed minimum royalties, earned royalties or overage royalties paid under the Assigned Contracts prior to the Closing or (B) claim a credit with respect to any earned royalties or overage royalties against any guaranteed minimum royalties received by Seller prior to the Closing, regardless of whether the applicable licensee claims an offset or credit for guaranteed minimum royalties paid to Seller prior to the Closing.

2.2           Assumed Liabilities; Retained Liabilities.

(a)           On the terms set forth herein, on and after the Closing Date, Buyer shall assume, perform, pay, and discharge in full when due all Assumed Liabilities.

(b)           Buyer is assuming only the Assumed Liabilities from Seller and is not assuming any other Liability of Seller or the Business, whether arising prior to or following the Closing, and the execution and performance of this Agreement shall not render Buyer liable for any such Liability (all of such Liabilities, collectively the “Retained Liabilities”), and Buyer does not assume and shall in no event be liable for any such Retained Liabilities, including:

(i)           all Liabilities to the extent arising out of or relating to the operation or conduct by Seller or any of its Affiliates of any retained businesses and all Liabilities to the extent arising out of or relating to any Excluded Asset;

(ii)           all Liabilities and commitments of Seller or its Affiliates in respect of Taxes incurred with respect to periods ending on or prior to the Closing Date;

(iii)           all Liabilities relating to current or former employees of Seller, including (a) any compensation or benefits payable to present or past employees of Seller, including any Liabilities arising under any Employee Benefit Plan of Seller and any of Seller’s Liabilities for vacation, holiday or sick pay and (b) any Liabilities under any employment, consulting or non-competition agreement, change of control agreement, indemnity agreement, any retention or performance-based bonus or other compensation agreement, and any similar agreements, whether written or oral, and any Liabilities arising out of the termination by Seller of any of its employees in anticipation or as a consequence of, or following, consummation of the transactions contemplated by this Agreement; provided, however, that any Liability relating to any employee of Seller who becomes employed by Buyer or any Affiliate thereof on or after the Closing Date shall be an Assumed Liability to the extent such Liability arises after the Closing Date;

(iv)           all debt of Seller or its Affiliates for borrowed money;

(v)           all Liabilities to any broker, finder or agent or similar intermediary for any broker’s fee, finders’ fee or similar fee or commission relating to the transactions contemplated by this Agreement for which Seller or its Affiliates is responsible;

(vi)           all costs and expenses incurred by Seller in connection with the consummation of the transactions contemplated by this Agreement; and

(vii)           any other Liabilities of Seller or current or former Affiliates thereof, if any, other than the Assumed Liabilities.

2.3           Delivery of Certain Assets.  At the Closing, Seller shall deliver all of its right, title and interest in the Purchased Assets directly to Buyer or, at the option of Buyer, to a direct or indirect wholly-owned subsidiary of Buyer (“Buyer Sub”). The parties hereto acknowledge and agree that, notwithstanding the foregoing, all of the Purchased Assets are being acquired by Buyer hereunder and the delivery by Seller of any of the Purchased Assets to Buyer Sub shall be deemed to be a delivery of such Purchased Assets to Buyer followed by a contribution of such Purchased Assets by Buyer to the capital of Buyer Sub.

2.4           Purchase Price.  At the Closing, in consideration of the sale, transfer, conveyance and delivery of the Purchased Assets to Buyer, and in reliance upon the representations and warranties made herein by Seller, Buyer shall (i) pay to Seller an amount equal to the Purchase Price minus the Escrow Amount (such amount, the “Closing Payment”) in cash by wire transfer of immediately available funds, in accordance with the written instructions of Seller given to Buyer at least two (2) Business Days prior to the Closing Date (the “Seller Wire Instructions”); and (ii) pay to the Escrow Agent an amount equal to the Escrow Amount in cash by wire transfer of immediately available funds, to be held in (and released from) the Escrow Account pursuant to the terms of the Escrow Agreement.

2.5           Allocation of Purchase Price.  The Purchase Price shall be allocated among the Purchased Assets as of the Closing Date in accordance with Section 2.5 of the Disclosure Letter.  For all Tax purposes, Buyer and Seller agree to report the transactions contemplated by this Agreement in a manner consistent with the terms of this Agreement, including the allocation set forth in Section 2.5 of the Disclosure Letter, and that neither of them will take any position inconsistent therewith in any Tax Return, in any refund claim, in any litigation or otherwise.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Buyer that, except as set forth in the Disclosure Letter:

3.1           Organization and Qualification.  Seller is a limited liability company duly organized and validly existing and in good standing under the Laws of the State of Delaware, with all requisite limited liability company power and authority to operate and lease the Purchased Assets and its other properties and to carry on the Business as and where such Business is now being conducted.

3.2           Authorization.  Seller has full limited liability company power and authority and approvals to enter into, execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Seller of this Agreement and each of the other Transaction Documents to which it is a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby, have been duly authorized by the Seller Board.  No other limited liability company action on the part of Seller is necessary to authorize the execution and delivery of this Agreement or any other Transaction Document to which Seller is a party or the consummation of the transactions contemplated hereby or thereby. This Agreement and each of the other Transaction Documents to which Seller is a party has been duly and validly executed and delivered by Seller and constitutes or will constitute a valid and legally binding obligation of Seller, enforceable against it in accordance with their respective terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.  Section 3.2 of the Disclosure Letter sets forth the names and ownership percentages of each member of Seller.

3.3           No Violation.  Except as set forth in Section 3.3 of the Disclosure Letter and assuming the accuracy of Buyer’s representations and warranties set forth in Article IV, neither the execution and delivery of this Agreement and the other Transaction Documents to which Seller is a party, nor the performance by Seller of its obligations hereunder and thereunder, nor the consummation by Seller of the transactions contemplated hereby and thereby do or will (a) violate, conflict with or result in any breach of any provision of the certificate of formation, operating agreement, or any other organizational document of Seller, (b) except as would not have a Material Adverse Effect, violate, conflict with or result in a violation or breach of or default under (either immediately or upon notice, lapse of time or both), or constitute a default (with or without due notice or lapse of time or both) under the terms, conditions or provisions of any Assigned Contract or any Contract to which the Purchased Assets are bound, (c) violate any Law applicable to Seller or by which any of the Purchased Assets is subject, (d) result in the creation or imposition of any Encumbrance on any of the Purchased Assets or give to any Person (other than Buyer) any interest or right in any of the Purchased Assets or (e) accelerate the maturity of or otherwise modify any Liability of Seller relating to the Purchased Assets.

3.4           Consents and Approvals.  Except as set forth in Section 3.4 of the Disclosure Letter, no filing or registration with, no notice to and no permit, authorization, consent or approval of any third party, including any Governmental Authority, is necessary for the consummation by Seller of the transactions contemplated by this Agreement or any of the other Transaction Documents, provided that no representation or warranty is made hereby with respect to any requirements to record or register the transfer of title of any of the Purchased Assets into Buyer’s name.

3.5           Financial Statements.

(a)           Section 3.5(a) of the Disclosure Letter sets forth true, complete and correct copies of the following financial statements of Seller (collectively the “Financial Statements”): (i) the audited consolidated balance sheets and statements of income and statements of cash flow for Seller as of and for the two fiscal years ended December 31, 2008 and December 31, 2009, (ii) the audited consolidated balance sheets and statements of income and statements of cash flow (the “Most Recent Annual Financial Statements”) as of and for the fiscal year ended December 31, 2010  (the “Most Recent Fiscal Year End”), and (iii) unaudited consolidated balance sheets and statements of income and statements of cash flow for Seller as of and for the nine month period ended September 30, 2011 (the “Most Recent Financial Statements”).  The Financial Statements (including the notes thereto, where applicable) (i) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, (ii) were compiled from the books and records of Seller, and (iii) present truthfully, fairly and accurately in all material respects the financial condition of Seller as of such dates and the results of operations of Seller for such periods (subject, in the case of the Most Recent Financial Statements, to normal year-end adjustments and the absence of footnotes).

(b)           Set forth in Section 3.5(b) of the Disclosure Letter is a copy of a summary royalty analysis, dated October 19, 2011, in respect of the license agreements that are Assigned Contracts (the “Royalty Analysis”).  The Royalty Analysis sets forth Seller's good faith estimate as of the date hereof, based on information known as of the date hereof, of the projected royalties (net of any payments due or payable during such period under those Broker Agreements set forth on Section 2.1(a)(ii) of the Disclosure Letter) under the Assigned Contracts for the periods specified therein; provided, that Buyer shall have no recourse against Seller or otherwise for a breach of the foregoing representation in the absence of bad faith on the part of Seller in the preparation of the Royalty Analysis, it being understood and agreed that no assurances are made by Seller as to whether actual royalties will be more or less than those set forth in the Royalty Analysis.

3.6           Absence of Certain Changes.  Except as set forth in Section 3.6 of the Disclosure Letter, and except for matters relating to the transactions contemplated by this Agreement, since the Most Recent Fiscal Year End until the date hereof, (i) there has not been any Material Adverse Effect, and (ii) Seller has conducted the Business in the ordinary course consistent with past practice.  As of the date hereof, except as set forth in Section 3.6 of the Disclosure Letter, to the Knowledge of Seller, no such change is impending, nor has there been any damage, destruction or loss, whether or not covered by insurance on the Purchased Assets or the Business.  As of the date hereof, except as set forth in Section 3.6 of the Disclosure Letter, since the Most Recent Fiscal Year End:

(a)           there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the Purchased Assets;

(b)           Seller has not amended or terminated, or waived any material right or remedy under, any Assigned Contract;

(c)           except for actions taken in the ordinary course of business consistent with past practice, Seller has not (x) acquired, leased or licensed any right or other asset from any other Person, (y) leased or licensed any right or other asset to any other Person, or (z) waived or relinquished any right, except for an immaterial right or other immaterial asset, that is a Purchased Asset;

(d)           except for write offs booked in the ordinary course of business consistent with past practice, Seller has not written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other obligation or indebtedness related to the Business;

(e)           Seller has not made any pledge of any of its assets or otherwise permitted any of the Purchased Assets to become subject to any Encumbrance;

(f)           Seller has not incurred or guaranteed any material obligation or indebtedness for borrowed money of any Person on behalf of the Business;

(g)           Seller has not changed any of its methods of accounting or accounting practices in any material respect;

(h)           Seller has not commenced or settled any Proceeding, or received any written notice that any Person was commencing or threatening to commence a Proceeding against Seller or the Business; and

(i)           Seller has not agreed or committed to take any of the foregoing actions.

3.7           Employee Benefit Plans.  Except with respect to Employee Benefit Plans set forth in Section 3.7 of the Disclosure Letter, Seller has no Liability under any Employee Benefit Plan.

3.8           Contracts.

(a)           Section 3.8(a) of the Disclosure Letter sets forth a true, complete and accurate list of all Contracts of Seller to which the Purchased Assets are bound or subject as of the date hereof (collectively, the “Material Contracts”).  True and correct copies of all written Material Contracts have been made available to Buyer and Section 3.8(a) of the Disclosure Letter includes a complete and accurate description of all of the material terms of all oral Material Contracts.  Except as set forth in Section 3.8(a) of the Disclosure Letter, each Material Contract is in full force and effect and Seller has not committed any material breach or default thereunder and, as of the date hereof, to the Knowledge of Seller, no other party to any such Material Contract is in material default thereunder, nor, to the Knowledge of Seller, as of the date hereof, has there occurred any event which, with notice, lapse of time or both, would constitute a material default by Seller thereunder.  Seller has paid in full all amounts due under each Material Contract for periods on or prior to the date hereof (provided that the foregoing representation is not made with respect to any guaranteed minimum royalties or similar payments under any Material Contracts).

(b)           Except as set forth in Section 3.8(b) of the Disclosure Letter, as of the date hereof, no licensee under any Assigned Contract has cancelled or otherwise terminated, or, to Seller’s Knowledge, threatened in writing to cancel or otherwise terminate or, to Seller’s Knowledge, intends to cancel or otherwise adversely modify in any material respect, its relationship with the Business or has during the last twelve (12) months decreased materially, or, to Seller’s Knowledge, threatened, to decrease or limit its ongoing commercial relationship with the Business, in each case, as a result of the transactions contemplated hereby or otherwise.  Except as set forth in Section 3.8(b) of the Disclosure Letter, as of the date hereof, to Seller’s Knowledge, no licensee under any Assigned Contract has notified Seller of any material financial difficulty of such licensee, including insolvency Proceedings of any kind, the inability to pay its debts as they become due, bankruptcy, receivership, reorganization, assignment for the benefit of its creditors, composition or arrangement with creditors, voluntary or involuntary, affecting such licensee, its business or any Assigned Contract.

(c)           Except as set forth in Section 3.8(c) of the Disclosure Letter, no commission, fee or other payment is payable to any third Person under any license that is the subject of an Assigned Contract.

(d)           On or prior to the date hereof, Seller has made available to Buyer current drafts of all proposed agreements that are the subject of active good faith negotiations by Seller as of the date hereof and that would, if executed by Seller on or prior to the date hereof, constitute Material Contracts; provided, however, that Seller is not making any representation or warranty or other assurance that such documents have been or will be executed and delivered by such parties or regarding any of the terms thereof.

3.9           Relationships with Licensees and Customers.

(a)           Except as set forth in Section 3.9(a) of the Disclosure Letter, to Seller’s Knowledge, no licensee under any Assigned Contract is an owner, directly or indirectly, of Seller.

(b)           Except as set forth in Section 3.9(b) of the Disclosure Letter, to Seller’s Knowledge, no material customer of any licensee under any Assigned Contract has, during the six (6) months prior to the date hereof, notified Seller in writing that such customer intends to cancel or otherwise modify in any material respect its relationship with such licensee, or has, during the last six (6) months, notified Seller in writing that such customer intends to decrease or limit its ongoing commercial relationship with such licensee.

3.10           Real Property.  Except as set forth in Section 3.10 of the Disclosure Letter, Seller does not own or lease any Real Property used in connection with the Business.

3.11           Title; Sufficiency of Assets.

(a)           Seller has good, valid and marketable title to all of the Purchased Assets, free and clear of all Encumbrances.  There are no outstanding options or commitments to which Seller is a party which relate to the Purchased Assets or the sale by it of the Purchased Assets.

(b)           The Purchased Assets include all of the property and assets (tangible and intangible) used or held for use in the conduct of the Business as it is conducted as of the date hereof, except for the Excluded Assets.

3.12           Intangibles.

(a)           Except as specifically identified and disclosed in Section 3.12(a) of the Disclosure Letter, all of Seller’s rights in and to the Intangibles are free and clear of any Encumbrances.  To the Knowledge of Seller, the Intangibles do not infringe upon or violate the Intellectual Property Rights of any Person.  Except as set forth in Section 3.12(a) of the Disclosure Letter, neither Seller nor its Affiliates has licensed any Person to use any Intangible that is included in the Purchased Assets, nor is Seller or any of its Affiliates obligated to pay any royalties or licensing fees to any Person in respect of any Intangible included in the Purchased Assets.

(b)           Section 3.12(b) of the Disclosure Letter contains a complete and accurate list of all registrations and pending applications for the Marks and Copyrights that have been registered or applied for, respectively (as indicated in Section 3.12(b) of the Disclosure Letter), with the United States Patent and Trademark Office or the trademark office or other applicable filing office of the jurisdiction to which the registration or application pertains.  Except as set forth in Section 3.12(b) of the Disclosure Letter, the Marks and Copyrights are, to the Knowledge of Seller, valid, subsisting, and enforceable, and are not subject to any maintenance fees or actions falling due within sixty (60) days after the date hereof.  Except as set forth in Section 3.12(b) of the Disclosure Letter, (i) no Mark or Copyright has been or is now involved in any opposition, invalidation or cancellation Proceeding or any other Proceeding relating to the validity or registrability thereof, and no such action has been threatened in writing to Seller or any of its Affiliates with respect to any of the Marks and Copyrights; and (ii) none of the Marks or Copyrights has been challenged or threatened in any way in writing to Seller or any of its Affiliates.

(c)           Following the Closing, neither Seller nor any of its Affiliates will own any of the Marks, Patents or Copyrights except for those Marks, Patents or Copyrights set forth in Section 3.12(c) of the Disclosure Letter.

(d)           Notwithstanding the foregoing or anything to the contrary in this Agreement, Seller makes no representations or warranties of any kind with respect to any Patents included in the Purchased Assets and Buyer is purchasing such Patents on an “as is, where is” basis (provided that Seller acknowledges its obligations to cooperate with Buyer in accordance with Section 10.5 in connection with the transfer to Buyer of such Patents).

3.13           Taxes.

(a)           There are no Encumbrances on any of the Assigned Contracts that arose in connection with Seller’s failure to pay any Tax.

(b)           There is no dispute or claim concerning any Tax Liability of Seller either (A) claimed or raised by any Governmental Authority in writing or (B) as to which Seller has Knowledge based upon personal contact with any agent of such Governmental Authority.

3.14           Litigation.  Except as set forth in Section 3.14 of the Disclosure Letter, as of the date hereof, there is no (i) outstanding Order against Seller or the Business, or (ii) pending, or to Seller’s Knowledge threatened, Proceeding against Seller or the Business.  True and correct copies of all complaints, pleadings, petitions, notices, motions and other papers filed in connection with the Proceedings listed in Section 3.14 of the Disclosure Letter have been made available to Buyer.

3.15           Licenses.   Section 3.15 of the Disclosure Letter contains a true and correct list of all Licenses held by Seller on behalf of the Business. Seller holds each material License which is required for the operation of the Business or the use and operation of the Purchased Assets. All material Licenses are in full force and effect, no material violations are or have been recorded in respect of any of such Licenses, and no Proceeding is pending or, to the Knowledge of Seller, threatened to revoke, terminate or limit any such Licenses.  Except as set forth in Section 3.15 of the Disclosure Letter, all required filings with respect to such Licenses have been timely made and all required applications for renewal thereof have been timely filed.  No consent, notice or other notification is required under any License as a result of the transactions contemplated hereby.

3.16           Compliance with Laws.  Seller is in compliance in all material respects with all Laws applicable to the ownership of the Purchased Assets or operation of the Business.

3.17           Insolvency Proceedings.  Except as set forth in Section 3.17 of the Disclosure Letter, Seller has not made an assignment for the benefit of creditors or taken any action with a view to, or that would constitute a valid basis for, the institution of any such insolvency proceedings.

3.18           Brokers’ Fees and Commissions.  Except as set forth in Section 3.18 of the Disclosure Letter, neither Seller nor any of its members, managers, directors, officers, employees or agents has employed any investment banker, broker, finder, agent or similar intermediary in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s fee, finder’s fee, or similar fee or commission in connection therewith based on any agreement, arrangement or understanding.

3.19           No Other Representations and Warranties.  Except as and to the extent expressly set forth in this Article III, none of Seller, its Affiliates or any of their respective Representatives makes any representations or warranties to Buyer or any other Person, and Seller, on behalf of itself, its Affiliates and each of their respective Representatives, hereby disclaims all Liability for any such other representation or warranty made, communicated, or furnished to Buyer or any other Person.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller that:

4.1           Organization and Qualification.  Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, with all requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its businesses as and where such businesses are now being conducted.

4.2           Authorization.  Buyer has full corporate power and authority and approvals to enter into, execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby.  No other corporate action on the part of Buyer is necessary to authorize the execution and delivery of this Agreement or the other Transaction Documents to which Buyer is a party or to consummate the transactions contemplated hereby or thereby.  This Agreement and each of the other Transaction Documents to which Buyer is a party has been duly and validly executed and delivered by Buyer and constitutes or will constitute a valid and binding obligation of Buyer, enforceable against it in accordance with their respective terms, except to the extent that such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws now or hereafter in effect relating to creditors’ rights generally, and the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

4.3           No Violation.  Assuming the accuracy of Seller’s representations and warranties set forth in Article III, neither the execution and delivery of this Agreement and each of the other Transaction Documents to which Buyer is a party, nor the performance by Buyer of its obligations hereunder and thereunder, nor the consummation by Buyer of the transactions contemplated hereby or thereby, do or will (a) violate, conflict with or result in any breach of any provision of the Certificate of Incorporation or Bylaws of Buyer, (b) violate, conflict with or result in a violation or breach of, or constitute a default (with or without due notice or lapse of time or both) under the terms, conditions or provisions of any Contract to which Buyer or any of Buyer’s Subsidiaries is a party or (c) violate any Law applicable to Buyer or by which any of its material properties or assets are bound.

4.4           Litigation.  There is no Proceeding at Law or in equity, arbitration or administrative or other proceeding by or before, or any investigation by, any Governmental Authority, pending or to Buyer’s knowledge threatened, against or affecting Buyer which would materially and adversely affect the right or ability of Buyer to enter into this Agreement or any of the other Transaction Documents to which Buyer is a party and to perform its obligations hereunder or thereunder.  Buyer is not subject to any Order which would materially and adversely affect the right or ability of Buyer to enter into this Agreement or any of the other Transaction Documents to which Buyer is a party and to perform its obligations hereunder or thereunder.

4.5           Consents and Approvals.  No filing or registration with, no notice to and no permit, authorization, consent or approval of any third party or any Governmental Authority is necessary for the consummation by Buyer of the transactions contemplated by this Agreement or any of other Transaction Documents to which Buyer is a party.

4.6           Brokers’ Fees and Commissions.  No broker, finder, agent or similar intermediary has acted for or on behalf of Buyer nor any of its directors, officers, employees or agents in connection with this Agreement or the transactions contemplated hereby, and no broker, finder, agent or similar intermediary is entitled to any broker’s fee, finder’s fee, or similar fee or commission in connection therewith based on any agreement, arrangement or understanding.

4.7           Acknowledgement.  Buyer hereby acknowledges and agrees that, in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, it has relied solely on the representations and warranties expressly made by Seller in Article III, and is not relying in any way on, and hereby waives, any representations and warranties, including any implied warranties, made by or on behalf of Seller or any other Person, other than the representations and warranties made expressly by Seller in Article III.

ARTICLE V
COVENANTS

5.1           Cooperation and Filings.

(a)           If at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, including the execution of additional Documents, the parties to this Agreement shall take all such necessary action at Buyer’s sole cost and expense.

(b)           From and after the Closing, Seller and Buyer shall reasonably cooperate, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any Proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

5.2           Pre-Closing Tax Returns.  From and after the Closing, Seller shall file (or cause to be filed) all Tax Returns with respect to the Purchased Assets for all periods ending on or prior to the Closing Date.

5.3           Assistance with Financial Statements.  From and after the Closing, Seller shall, at Buyer’s expense, use its commercially reasonable efforts, including the making available of Seller’s accountants and the granting of access to Buyer and its accountants to all books and records of Seller used in connection with the Business and the Purchased Assets, to provide information regarding the Business and the Purchased Assets to Buyer necessary for Buyer to prepare any financial statements which may be required by Items 2.01 and 9.01 of Form 8-K in order for Buyer to meet its Form 8-K obligations within the applicable time period required by such form.

5.4           Employee Matters.  Except with respect to the employees listed in Section 5.4 of the Disclosure Letter, Seller agrees that neither it nor its Affiliates shall, until the first anniversary of the Closing Date, directly or indirectly, hire, offer to hire, entice away or in any other manner persuade or attempt to persuade any employee of Seller to whom Buyer makes an offer of employment within thirty (30) calendar days after the date of this Agreement to discontinue or alter his or her relationship with Buyer.

5.5           Confidentiality.  From and after the Closing, Seller shall, and shall cause each of its Affiliates to, treat as confidential and use commercially reasonable efforts to safeguard and not to use, except as expressly agreed in writing by Buyer, any and all confidential information included within the Purchased Assets, including the Intellectual Property Rights, in each case using the standard of care reasonably necessary to prevent the unauthorized use, dissemination or disclosure of such information.

5.6           Public Announcements.  From and after the Closing, Buyer and Seller will consult with each other and will mutually agree (the agreement of each party not to be unreasonably withheld) upon the timing and substance of any press release or other public statement with respect to the transactions contemplated by this Agreement and shall not issue any such press release or make any such public statement prior to such consultation and agreement, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any securities exchange or any stock exchange regulations; provided, however, that Buyer and Seller will give prior notice to the other party of the content and timing of any such press release or other public statement required by applicable Law or by obligations pursuant to any listing agreement with any securities exchange or any stock exchange regulations and give such other party reasonable opportunity to comment thereon.

5.7           Payments from Third Parties After Closing.  In the event that Seller receives any payment from a third party (other than Buyer) after the Closing Date pursuant to any of the Assigned Contracts, Seller shall forward such payment, as promptly as practicable, to Buyer and notify such third party to remit all future payments pursuant to the Assigned Contracts to Buyer.

ARTICLE VI
CLOSING AND CLOSING DELIVERIES

6.1           Closing.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place concurrently with the execution of this Agreement (the “Closing Date”) at the offices of Blank Rome LLP, 405 Lexington Avenue, New York, New York 10174, or at such other time and place and on such other date as Buyer and Seller shall agree in writing.  At the Closing:

(a)           Seller shall deliver or cause to be delivered to Buyer the following:

(i)           copies of each of the Transaction Documents to which Seller is a party, duly executed by Seller; and

(ii)           the written consent of the Seller Board authorizing the execution, delivery and performance of this Agreement, certified by an officer of Seller.

(b)           Buyer shall deliver or cause to be delivered to Seller copies of each of the Transaction Documents to which Buyer is a party, duly executed by Buyer (and in the case of the Escrow Agreement, duly executed by the Escrow Agent).

(c)           Buyer shall (i) pay to Seller, by wire transfer of immediately available funds (in accordance with the Seller Wire Instructions), the Closing Payment and (ii) pay to the Escrow Agent, by wire transfer of immediately available funds, the Escrow Amount in accordance with Section 2.4.

ARTICLE VII
INDEMNIFICATION

7.1           Indemnity.

(a)           Subject to the limitations set forth in this Article VII and the Escrow Agreement, from and after Closing, Buyer and its Affiliates and their managers, members, officers, directors, agents, attorneys and employees (the “Buyer Indemnified Parties”) shall be entitled, in accordance with the provisions of this Article VII and the Escrow Agreement, to receive proceeds from the Escrow Account pursuant to Section 7.5, as indemnification in respect of any and all costs, expenses, liabilities, losses, damages, amounts paid in settlement, claims, interests, awards, judgments, fines and penalties (including reasonable costs of investigation and defense and reasonable attorneys fees and expenses) incurred or sustained (collectively, “Losses”) by the Buyer Indemnified Parties as a result of:

(i)           the breach of any representation or warranty of Seller contained in this Agreement;

(ii)           the breach of, default under or nonfulfillment of any covenant, obligation or agreement of Seller under this Agreement;

(iii)           Seller’s failure to pay when due, perform and discharge in full the Retained Liabilities;

(iv)           those litigation matters, if any, set forth in Section 3.14 of the Disclosure Letter solely to the extent that the Liabilities related thereto arose out of or are attributable to the operation of the Business prior to the Closing; and

(v)           any actual and intentional fraud by Seller with respect to the making of the representations and warranties in Article III; provided, that such actual and intentional fraud of Seller shall only be deemed to exist if any of the Seller Knowledge Parties had actual knowledge (as opposed to imputed or constructive knowledge or knowledge that could have been obtained after due inquiry) that the representations and warranties in Article III, as qualified by the Disclosure Letter, were actually and intentionally breached in any material respect when made.

(b)           Subject to the limitations set forth in this Article VII, from and after Closing, Buyer (the “Buyer Indemnifying Party”) shall indemnify, defend and hold harmless Seller and its managers, officers, directors, agents, attorneys and employees (the “Seller Indemnified Parties” and, together with Buyer Indemnified Parties, an “Indemnified Party”) from and against any and all Losses incurred or sustained by any of the Seller Indemnified Parties as a result of:

(i)           the breach of any representation or warranty of Buyer contained in this Agreement;

(ii)           the breach of, default under or nonfulfillment of any covenant, obligation or agreement of Buyer under this Agreement; and

(iii)           Buyer’s failure to pay when due, perform and discharge in full the Assumed Liabilities.

7.2           Indemnification Procedures; Third Party Claims.

(a)           In the event that an Indemnified Party desires to make a claim under Section 7.1 above in connection with an event, occurrence or matter as to which an Indemnified Party may be entitled to indemnification under Section 7.1, such Indemnified Party shall promptly notify Seller, in the case of a Buyer Indemnified Party, and Buyer, in the case of a Seller Indemnified Party (each such notified party, the “Control Party”), in writing of such claim (including a description of the facts underlying such claim and the amount demanded or claimed, to the extent known, in connection therewith (an “Indemnification Notice”), together with copies of any written documents underlying such claim; provided, however, that no delay or failure on the part of the Indemnified Party in so notifying the Control Party shall relieve the Control Party of any obligations hereunder except to the extent that the Control Party is prejudiced by such delay or failure.

(b)           In the event that an Indemnified Party desires to make a claim under Section 7.1 above in connection with any action, suit, proceeding or demand at any time instituted against or made upon such Indemnified Party by any third party for which Indemnified Party may seek indemnification hereunder (a “Third Party Claim”), the Control Party shall have thirty (30) days after receipt of the related Indemnification Notice to notify Indemnified Party in writing if it has elected to undertake, conduct and control, through counsel of its own choosing (subject to the consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed), and at its sole expense, the good faith settlement or defense of such Third Party Claim, and the Indemnified Party shall cooperate with the Control Party in connection therewith; provided, that (a) the settlement of a Third Party Claim by the Control Party shall require the prior reasonable consultation with the Indemnified Party and the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, and (b) the Indemnified Party shall be entitled to participate in such settlement or defense through counsel chosen by the Indemnified Party, provided that the fees and expenses of such counsel shall be borne by the Indemnified Party.  So long as the Control Party is contesting any such Third Party Claim in good faith, the Indemnified Party shall not pay or settle any such Third Party Claim; provided, however, that notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such Third Party Claim at any time, provided that in such event it shall waive any right of indemnification therefor (whether from the Escrow Account or otherwise) pursuant to this Article VII.  If the Control Party does not make a timely election to undertake the good faith defense or settlement of the Third Party Claim as aforesaid, or if the Control Party fails to proceed with the good faith defense or settlement of the matter after making such election, then, in either such event, the Indemnified Party shall have the right to contest, settle or compromise such Third Party Claim (provided that all settlements or compromises require the prior reasonable consultation with the Control Party and the prior written consent of the Control Party, which consent shall not be unreasonably withheld, conditioned or delayed).

7.3           Limitation on Indemnification.  Notwithstanding anything to the contrary in this Agreement:

(a)           the Buyer Indemnified Parties shall not be entitled to recover in respect of any individual claim pursuant to Section 7.1(a)(i), and the Seller Indemnified Parties shall not be entitled to recover in respect of any individual claim pursuant to Section 7.1(b)(i), unless the aggregate Losses (as limited by the provisions of this Section 7.3) relating to or arising out of such claim (together with any related claims or other claims which arise from a substantially similar course of conduct or facts) exceed $50,000;

(b)           the Buyer Indemnified Parties shall not be entitled to recover in respect of any individual claim pursuant to Section 7.1(a)(i), and the Seller Indemnified Parties shall not be entitled to recover in respect of any individual claim pursuant to Section 7.1(b)(i), unless the aggregate Losses the Buyer Indemnified Parties or the Seller Indemnified Parties (as applicable) would recover under such sections, respectively (as limited by the provisions of this Section 7.3) exceeds $500,000 (the “Deductible”), in which case, the Buyer Indemnified Parties or the Seller Indemnified Parties (as applicable) shall only be entitled to recover Losses in excess of the Deductible;

(c)           for purposes of clarification, the maximum aggregate recovery by (i) the Buyer Indemnified Parties for Losses under Section 7.1(a)(i) shall not exceed the amount of Escrow Cash, and (ii) the Seller Indemnified Parties for Losses under Section 7.1(b)(i) shall not exceed $2,000,000;

(d)           each Buyer Indemnified Party shall act in good faith and dedicate reasonable efforts in pursuing and enforcing any and all available rights and claims against third parties for or with respect to the recovery of any Losses for which indemnification may be sought hereunder and upon such recovery, to apply the proceeds thereof so as to reduce the Losses, or if such Losses have been recovered from the Escrow Account, to promptly pay over to Seller such amount to the extent of any indemnity amounts previously recovered from the Escrow Account by such Buyer Indemnified Party hereunder;

(e)           no Buyer Indemnified Party shall be entitled to indemnification under this Article VII for punitive damages except to the extent such damages are awarded to a third party in connection with a Third Party Claim;

(f)           the limitations set forth in Sections 7.3(a) and 7.3(b) shall not apply to indemnification claims arising from any breach of any representation or warranty contained in Sections 3.1 (Organization and Qualification), 3.2 (Authorization), 3.13 (Taxes), and 3.18 (Broker’s Fees and Commissions); and

(g)           the limitation set forth in Section 7.3(b) shall not apply to indemnification claims arising from any breach of any representation or warranty contained in the third sentence of Section 3.8(a) (Contracts).

7.4           Assistance.  Regardless of which party is controlling the defense of any Third Party Claim, each party shall act in good faith and shall provide reasonable documents and cooperation to the party handling the defense.

7.5           Escrow.

(a)           The Escrow Agent shall accept the deposit of the Escrow Amount and shall administer and release the Escrow Cash in accordance with the terms and subject to the conditions set forth herein and in the Escrow Agreement.  All fees and expenses of the Escrow Agent will be paid in accordance with the Escrow Agreement. Subject to the terms and conditions of this Agreement and, if applicable, the Escrow Agreement, any indemnification of the Buyer Indemnified Parties pursuant to Section 7.1(a) shall be effected by the Escrow Agent’s delivery to such Buyer Indemnified Parties of an amount of Escrow Cash equal in value to the amount of such Buyer Indemnified Parties’ indemnification pursuant to Section 7.1(a) (as it may be reduced pursuant to the provisions of this Article VII, including Section 7.3). On the first Business Day following April 26, 2012 (the “Escrow Termination Date”), in accordance with the Escrow Agreement, the Escrow Agent shall release and deliver to Seller (and Buyer and Seller shall deliver joint written instructions instructing the Escrow Agent to release and deliver to Seller) the Escrow Cash in the Escrow Account less the aggregate amount of claims, if any, asserted in accordance with this Article VII by the Buyer Indemnified Parties against the Escrow Account pursuant to Section 7.1(a) that are not fully resolved as of such time.  To the extent that, as a result of the resolution of pending claims, the value of the Escrow Cash held in the Escrow Account exceeds, at any time following the Escrow Termination Date, the aggregate amount of claims asserted by the Buyer Indemnified Parties against the Escrow Account pursuant to Section 7.1(a) prior to the Escrow Termination Date and still then outstanding, such excess Escrow Cash shall be promptly released to Seller, and Buyer and Seller shall deliver joint written instructions instructing the Escrow Agent to release from the Escrow Account and deliver to Seller such excess Escrow Cash.

(b)           Buyer and Seller agree that for Tax purposes the return to the Buyer Indemnified Parties of Escrow Cash in accordance with this Section 7.5, shall be treated as a reduction to the Purchase Price.

7.6           Survival of Representations, Warranties and Covenants.

(a)           The representations and warranties made in this Agreement, and any claims for breaches of representations and warranties made in this Agreement or any covenants set forth in this Agreement to be performed prior to the Closing, shall survive until 11:59 p.m. (New York time) on April 26, 2012; provided, that each covenant contained in this Agreement to be performed after the Closing shall survive the Closing in accordance with such term as may be specified, or if no such term is specified, indefinitely.

(b)           Buyer agrees that on and after the date determined in accordance with Section 7.6(a) hereof (the “Liability Termination Date”), Seller shall have no liability or responsibility whatsoever to Buyer for Liabilities relating to this Agreement and the transactions contemplated hereby, except pursuant to Sections 5.4 and 8.4 hereof.  Notwithstanding the foregoing, any claim for indemnification pursuant to this Article VII for which an Indemnification Notice is delivered prior to the Liability Termination Date shall survive until such claim is fully and finally resolved.

(c)           This Section 7.6 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Closing Date.

7.7           Exclusive Remedy.  Notwithstanding anything contained in this Agreement to the contrary, from and after the Closing, indemnification pursuant to the provisions of this Article VII shall be the sole and exclusive remedy of any party hereto and each of its respective Affiliates and Representatives for any misrepresentation or any breach of any representation, warranty, covenant or other provision or agreement contained in this Agreement or otherwise and for any and all other claims arising under, out of or related to this Agreement and each of the other Transaction Documents, the negotiation or execution hereof and thereof, or the transactions contemplated hereby or thereby, and no party hereto or any of its respective Affiliates or Representatives shall have any other entitlement, remedy or recourse, at Law or in equity, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties hereto, on behalf of themselves and their respective Affiliates and Representatives, to the fullest extent permitted by Law.

ARTICLE VIII
MISCELLANEOUS PROVISIONS

8.1           Amendment and Modification.  This Agreement may be amended, modified, superseded, or supplemented only by a written instrument signed by all of the parties hereto.

8.2           Waiver of Compliance; Consents.  Any failure of Buyer, on the one hand, or of Seller, on the other hand, to comply with any obligation, covenant, agreement or condition contained herein may be waived in writing by Seller or Buyer, as applicable, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any other such failure.

8.3           Validity.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

8.4           Expenses and Obligations.

(a)           All costs and expenses incurred in connection with the consummation of the transactions contemplated by this Agreement by Buyer shall be paid by Buyer, and all costs and expenses incurred in connection with the consummation of the transactions contemplated by this Agreement by Seller shall be paid by Seller; provided, that (i) Buyer shall be solely responsible for all fees, costs or expenses incurred in connection with the recordation and/or registration of the Intangibles in Buyer’s name or the name of any other Person, including the recordation of the Transaction Documents, in any intellectual property office throughout the world, and (ii) all Transfer Taxes incurred in connection with the transactions contemplated by this Agreement shall be paid by Buyer.

(b)           Notwithstanding any other provision of this Agreement (including Section 2.1(a)), from and after the Closing, Buyer shall use its commercially reasonable efforts to cause any indemnification obligations set forth in the Assigned Contracts to be enforced for the benefit of Seller to the extent that any act, omission, occurrence, or state of facts giving rise to any such obligations existed or occurred prior to the Closing and to which Seller would have received the benefit if the transactions contemplated by this Agreement were not consummated.

(c)           For the avoidance of doubt, for purposes of this Agreement, such costs and expenses of Seller incurred in connection with the consummation of the transactions contemplated by this Agreement shall be deemed Retained Liabilities.

8.5           Further Assurances.

(a)           From time to time after the Closing Date, without further consideration, at Buyer’s reasonable request upon reasonable notice and without material disruption of Seller’s business, Seller will promptly execute and deliver all such further Documents or perform such acts as Buyer may reasonably request in order to more fully consummate the transactions contemplated herein and in order to more effectively vest, transfer, and confirm the right, title and interest of Buyer in the Purchased Assets.

(b)           After the Closing Date, Seller shall deliver to Buyer all notices, correspondence and other items relating to the Purchased Assets which are from time to time received by Seller.

8.6           Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, provided that each Buyer Indemnified Party and Seller Indemnified Party is an express third-party beneficiary of Article VII.

8.7           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered by hand (with written confirmation of receipt), (b) three (3) Business Days after being mailed if sent by mail (registered or certified, postage prepaid, return receipt requested), (c) one (1) Business Day after deposit with a nationally recognized overnight delivery service or (d) upon transmission if sent by telecopy or facsimile transmission (with request of assurance of receipt in a manner customary for communications of such type), in each case, to the appropriate address set forth below (or to such other address as a party hereto may designate by notice to the other party):

(a)           If to Buyer, to:

Iconix Brand Group, Inc.
1450 Broadway, 4th Floor
New York, New York 10018
Attn:  Neil Cole, Chief Executive Officer
Facsimile: (212) 391-0127

with a copy (which shall not constitute notice) to:

Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
Attention:  Robert J. Mittman, Esq.
Facsimile: (212) 885-5001

(b)           If to Seller, to:

Sharper Image Acquisition LLC
1370 Broadway, Suite 1107
New York, NY 10018
Attention:   Joseph Sutton, Esq.
Facsimile:  (212) 290-1330

with a copy (which shall not constitute notice) to each of:

Hilco Consumer Capital, LLC
5 Revere Drive, Suite 206
Northbrook, Il, 60062
Attention:  General Counsel
Facsimile:  (847) 897-0766

Gordon Brothers Brands, LLC
101 Huntington Avenue, 10th Floor
Boston, MA 02199
Attention:  Rafael Klotz
Facsimile:  (617) 422-6222

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Attention:  Justin G. Hamill, Esq.
Facsimile:  (212) 757-3990

8.8           Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.  Such counterparts may be delivered in electronic format (including by fax and electronic mail).

8.9           Headings.  The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not affect in any way the meaning or interpretation of this Agreement.

8.10           Entire Agreement.  This Agreement and the other Transaction Documents, including the schedules attached hereto and thereto, embody the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein or therein.  There are no agreements, representations, warranties or covenants other than those expressly set forth herein or therein.  This Agreement and the other Transaction Documents, and the schedules attached hereto and thereto, supersede all prior agreements and understandings between the parties with respect to the subject matter hereof and thereof.  The parties hereto have voluntarily agreed to define their rights and Liabilities respecting the subject matter hereof exclusively in contract pursuant to the express terms and provisions of this Agreement and the other Transaction Documents and the parties hereto expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement or the other Transaction Documents.  Furthermore, the parties hereto each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations and that no party hereto has any special relationship with the other party that would justify any expectation beyond that of ordinary parties in an arm’s-length transaction.

8.11           Assignment.  This Agreement shall not be assigned directly or indirectly by operation of Law, change of control of a party or otherwise without the prior written consent of the other party; provided, that Buyer may assign its rights under this Agreement to any wholly owned subsidiary of Buyer, including Buyer Sub, but no such assignment shall relieve Buyer of its obligations hereunder.

8.12           Construction.  In construing this Agreement, including the schedules hereto, the following principles shall be followed: (a) the terms “herein,” “hereof,” “hereby,” “hereunder” and other similar terms refer to this Agreement as a whole and not only to the particular Article, Section or other subdivision in which any such terms may be employed; (b) except as otherwise set forth herein, references to Articles, Sections, schedules refer to the Articles, Sections, schedules of this Agreement, which are incorporated in and made a part of this Agreement; (c) a reference to any Person shall include such Person’s predecessors; (d) unless the context otherwise requires, all accounting terms not otherwise defined herein have the meanings assigned to them in accordance with GAAP consistently applied; (e) the word “includes” and “including” and their syntactical variants mean “includes, but is not limited to” and “including, without limitation,” and corresponding syntactical variant expressions; (f) a defined term has its defined meaning throughout this Agreement, regardless of whether it appears before or after the place in this Agreement where it is defined, including in any schedule; (g) the word “dollar” and the symbol “$” refer to the lawful currency of the United States of America; (h) the plural shall be deemed to include the singular and vice versa; and (i) unless the context of this Agreement clearly requires otherwise, words importing the masculine gender shall include the feminine and neutral genders and vice versa.

8.13           Disclosure Letter.  The Disclosure Letter is a part of this Agreement as if set forth in full herein.  Without limiting the generality of any provisions of this Agreement, the inclusion of any Contracts, Liabilities or other matters in respect of Seller in any section of the Disclosure Letter shall not, in any way, create a presumption that such Contracts, Liabilities and other matters constitute Assumed Liabilities hereunder, except as expressly set forth in Section 2.2 of this Agreement.

8.14           Governing Law.  THIS AGREEMENT, AND ANY DISPUTE, CLAIM, LEGAL ACTION, SUIT, PROCEEDING OR CONTROVERSY ARISING OUT OF OR RELATING HERETO, SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED SOLELY THEREIN, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAW.

8.15           Jurisdiction and Venue.  In any action between or among any of the Parties, whether arising out of this Agreement, any of the agreements contemplated hereby or otherwise, (a) each of the Parties irrevocably consents to the exclusive jurisdiction and venue of the federal and state courts located in the City, County and State of New York, including the United States District Court for the Southern District of New York, (b) if any such action is commenced in a state court, then, subject to applicable Law, no Party shall object to the removal of such action to any federal court located in the City, County and State of New York, including the United States District Court for the Southern District of New York, (c) each of the Parties irrevocably agrees to designate a service company located in the United States as its agent for service of process and consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such party is located or by any other legal means, and (d) the prevailing party shall be entitled to recover their reasonable attorneys’ fees, costs and disbursements from the other party (in addition to any other relief to which the prevailing party may be entitled).

8.16           Interpretation.  If there is any discrepancy between this Agreement and any other Transaction Document, the terms of this Agreement shall govern.

8.17           Lease.  The parties to this Agreement acknowledge and agree that, Seller is retaining and Buyer is not assuming that certain Agreement of Lease, dated as of September, 2008 (the “Lease”), between 1370 Owners LLC (the “Landlord”) and Seller but will permit Buyer and its Affiliates to use the premises subject to the terms of the Lease as a showroom for a period from the Closing Date until February 29, 2012.  Buyer agrees that, whether or not Buyer or its Affiliates use the premises subject to the Lease, Buyer shall pay those amounts due under the Lease during such period (other than the amounts reflected in the Lease Payment), which amounts shall not exceed $1,500 per month in the aggregate, directly to the Person to whom any such amount is owed in accordance with the written instructions of Seller and shall otherwise comply with any requirements of the Lease during such period.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

Iconix Brand Group, Inc.		Sharper Image Acquisition LLC

By:	/s/ Neil Cole	By:	/s/ Joseph Gabbay

Name:	Neil Cole	Name:	Joseph Gabbay

Title:	CEO	Title:	Managing Member

[Signature Page to Asset Purchase Agreement]